FILED BY PRECISE SOFTWARE SOLUTIONS LTD.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation ("VERITAS Software"), and Precise Software Solutions Ltd., an Israeli corporation ("Precise"), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the "Merger Agreement"), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

Precise mailed the following letter to shareholders on June 16, 2003:

[PRECISE LOGO]

                                                                   June 16, 2003

Dear Fellow Shareholder:

     By now you should have received two sets of material from Precise Software Solutions Ltd. in connection with our proposed merger with VERITAS Software
Corporation: a set of proxy materials and a set of election materials.


The Proxy Materials should contain:       The Election Materials should contain:
-----------------------------------       --------------------------------------

(1) the Proxy Statement/Prospectus        (1) the Proxy Statement/Prospectus,
    dated June 2, 2003,                   (2) a form for making your election,
(2) three notifications regarding the         and
    meeting date,                         (3) an envelope for returning your
(3) the shareholder resolutions to be         election and stock certificates.
    adopted at the meeting,
(4) a proxy card, and
(5) an envelope for returning your
    proxy card.

     If you have not received these materials, if the materials you received are incomplete, or if you have any questions, you should call:

   o    YOUR BROKER OR FINANCIAL ADVISOR DIRECTLY
   o    (888) 689-2681 (IN THE U.S.) OR (201) 373-5213 (OUTSIDE THE U.S.) -
        MELLON INVESTOR SERVICES LLC
   o    (800) 937-5449 - AMERICAN STOCK TRANSFER & TRUST COMPANY

     You will be asked to (1) vote on the merger and other matters at a meeting to be held on June 28, 2003 at 10:30 p.m., local time, at Precise's U.S. offices at 690 Canton Street, Westwood, Massachusetts 02090, and (2) make an election as to the consideration you will receive in the merger.

     In the merger, Precise shareholders will receive, at their election, for each ordinary share of Precise owned, either $16.50 in cash, or a combination of $12.375 in cash plus 0.2365 of a share of VERITAS common stock.* For example, the closing price of VERITAS common stock on June 13, 2003 was $27.36 per share. Based on this closing price, the value of the consideration to be paid to Precise shareholders who elect to receive the mixed cash and stock consideration would be approximately $18.85 per share, if the merger were to take effect on June 16, 2003. NOTE: ANY

PRECISE SHAREHOLDER WHO DOES NOT PROPERLY MAKE AN ELECTION ON OR BEFORE 5:00 P.M., NEW YORK CITY TIME, ON JUNE 27, 2003 WILL BE DEEMED TO HAVE MADE THE CASH ELECTION AND WILL RECEIVE $16.50 PER SHARE, EVEN IF THE PER SHARE VALUE OF THE MIXED CONSIDERATION IS HIGHER THAN $16.50.

                                        Sincerely yours,

                                        /s/ Shimon Alon
                                        -----------------------------
                                        Shimon Alon
                                        Chief Executive Officer

      In connection with the proposed merger, VERITAS has filed a registration statement on Form S-4, including the Proxy Statement/Prospectus, with the SEC. Investors and security holders are urged to read the Proxy Statement/Prospectus because it contains important information about the transaction. Investors and security holders may obtain a free copy of the Proxy Statement/Prospectus and other documents filed by VERITAS and Precise with the SEC at the SEC's web site at www.sec.gov. The Proxy Statement/Prospectus and these other documents also may be obtained for free from VERITAS and Precise. Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the matters to be considered at the meeting. A description of any interests that the directors and executive officers of Precise may have is available in the Proxy Statement/Prospectus.

--------------
* Precise shareholders who are Israeli residents, as described in the Proxy Statement/Prospectus, and who properly elect to receive the mixed cash and stock consideration, will not be entitled to receive any shares of VERITAS common stock, but instead will receive an amount of cash equal to $12.375 plus 0.2365 multiplied by the closing price of one share of VERITAS common stock on the trading day immediately prior to the date the merger takes effect.




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